EXHIBIT 99.1

Weichai Westport Secures Chinese Certification for WP12 Natural Gas Engine Powered by HPDI 2.0

VANCOUVER, British Columbia, Sept. 18, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) today announced that its Weichai Westport Inc. (“WWI”) joint venture has received certification from the Ministry of Ecology and Environment of China (“MEE”) for its 12-liter engine equipped with the HPDI 2.0TM fuel system (“WP12HPDI”). WWI is now in a position to market and sell the heavy-duty natural gas engines with HPDI technology to various truck original equipment manufacturers (“OEMs”).  Weichai Power Co., Ltd’s (“Weichai Power”) 12-liter heavy-duty engine platform is the base engine for the WP12HPDI.

“Following the delays introduced by COVID-19, I’m pleased to recognize the leadership of the Weichai Westport joint venture team in securing the certification from the MEE,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “The China VI emission regulations are aligned with leading heavy-duty emission standards in Europe and North America, combine the best practices from both regulations, and are one of the most stringent heavy-duty vehicle emission standards in the world.”

As per the terms of the earlier announced development and supply agreement, Westport Fuel Systems will supply critical HPDI 2.0 components to WWI, each of which is required for every engine equipped with HPDI and sold by WWI. Weichai Power and WWI are affiliates of the Weichai Holding Group Co., Ltd.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

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